DOLLAR COST AVERAGING RIDER

The term “Contract” as used in this rider applies to either a contract or a certificate. The term “Contract Owner” as used in this rider applies to a contract owner, certificate owner, certificate participant or certificate owner, as the case may be.

This rider is issued as part of the Contract to which it is attached. The effective date of this rider is when the rider is issued and made part of Your Contract. Except where this rider provides otherwise, it is subject to all of the terms and conditions of the Contract.

The Dollar Cost Averaging provision is revised as follows:

Dollar Cost Averaging
We may offer and You may enroll in a Dollar Cost Averaging Program (the “Program”). Prior to enrollment, You may obtain the available Account(s), duration(s), or credited rates. Election of the Program requires that an amount at least equal to Our minimum amount then in effect must be deposited in a DCA Program Fixed Account. The election must be made for a minimum period of six months and a maximum of twelve months. The funds in a DCA Program Fixed Account will be systematically transferred to the Sub-Account(s) designated by You. You may change Your Sub-Account designations while a Program is in effect. We will terminate regularly scheduled transfers if fund balances are inadequate to execute the requested transfers. We may credit different rates of interest, but never less than 3%, to a DCA Program Fixed Account. Once the Program has begun, the rate for that Program will not change.

You may terminate participation in the Program at any time by calling or writing Us. In such event, the remaining balance in the DCA Program Fixed Account(s) will be transferred to the Account(s) designated by You.

Signed for Hartford Life Insurance Company

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